Michael N. Stefanoudakis

Senior Vice President and

General Counsel

303.573.4886 ext 1480

mstefanoudakis@resoluteenergy.com

October 22, 2012

By EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Attention: Ms. A.N. Parker, Branch Chief

Re:	Resolute Energy Corporation
Registration Statement on Form S-3
Filed September 6, 2012
File No. 333-183738

Registration Statement on Form S-4

Filed September 6, 2012

File No. 333-183739

Dear Ms. Parker,

Set forth below are the responses of Resolute Energy Corporation (the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated September 27, 2012, regarding the above-referenced filings.

For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence.

Registration Statement on Form S-3 Filed September 6, 2012

Cover Page of Registration Statement

1. Please provide the state of incorporation and IRS Employer Identification Number for each co-registrant guarantor.

Response:

The requested information has been provided in the new “Table of Co-Registrants.”

Resolute Energy Corporation

1675 Broadway, Suite 1950

Denver, CO 80202

Securities and Exchange Commision

October 22, 2012

Exhibit 5.1 – Opinion of Counsel

2. We note in the introductory paragraph of the legal opinion that named counsel has acted as counsel to Resolute Natural Resources, LLC, a Texas limited liability company and one of the parties collectively known as the “Guarantors.” On the cover page of the registration statement and the Explanatory Note that follows, you do not list this entity, but instead make reference to Resolute Natural Resources Southwest, LLC. Please correct or explain this discrepancy.

Response:

Both Resolute Natural Resources Company, LLC, a Delaware limited liability company, and Resolute Natural Resources Southwest, LLC, a Delaware limited liability company, are Guarantors under the registration statement. Both companies are now included in the Table of Co-Registrants, along with the other Guarantors, and the legal opinion has been revised to properly reflect both entities and their jurisdictions of incorporation.

3. We note that the opinion is limited to matters governed by the federal laws of the United States, the Delaware General Corporation Law and the Delaware Limited Liability Company Act, and the laws of the State of Colorado. Given that Resolute Natural Resources Southwest, LLC, or alternately Resolute Natural Resources, LLC, is a Texas limited liability company, tell us why counsel expresses no opinion as to the laws of the State of Texas. If named counsel continues to express no such opinion, tell us whether another firm will be issuing a forthcoming legal opinion with respect to this company.

Response:

As noted above, Resolute Natural Resources Southwest, LLC is a Delaware limited liability company. The opinion has been revised to reflect the proper jurisdiction of incorporation.

4. We note that the opinion defines “Units” as “consisting of two or more securities.” Please confirm whether the legal opinion has addressed the legality of each type of security that may comprise the Units.

Response:

The opinion has been revised to clarify, consistent with the registration statement, that the Units will consist of two or more Debt Securities, shares of Common Stock or Preferred Stock, Warrants or any combination of such securities, all as defined in the opinion and as covered by the registration statement. As such, the legality of each potential constituent security is covered by the opinion.

Securities and Exchange Commision

October 22, 2012

5. We note assumption (iii) regarding the aggregate number of shares of Resolute which would be outstanding after the issuance or reservation for issuance of the Securities. We further note qualifications a. through l. of section 2 of page 3 of the opinion. Please confirm that you will file an updated opinion that removes these assumptions and qualifications either by the time of effectiveness or when a takedown occurs.

Response:

We will file an updated opinion that removes the noted assumptions and qualifications upon a takedown from the registration statement.

6. We note the statement on page 5 of the opinion that counsel is “expressing no opinion as to any obligations that parties other than Resolute may have under or in respect of the Securities covered by the Registration Statement or as to the effect that their performance of such obligations may have upon any of the matters referred to above.” Please provide an analysis as to how this statement affects the legal opinion you are required to provide with respect to the obligations of the Guarantors.

Response:

The opinion has been revised to state that counsel is “expressing no opinion as to any obligations that parties other than Resolute or the Guarantors, as applicable” may have with respect to the Securities or related matters.

Registration Statement on Form S-4 Filed September 6, 2012

General

7. We note that you are registering the exchange of 8.50% Senior Notes due 2020 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:

The Company has submitted the supplemental letter as requested.

*           *           *

We confirm and acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Securities and Exchange Commision

October 22, 2012

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please feel free to call me at the letterhead address should you desire to discuss these matters.

Very truly yours,

Resolute Energy Corporation

/s/ Michael N. Stefanoudakis

Michael N. Stefanoudakis Senior Vice President and General Counsel

cc: Mr. Ronald R. Levine, II